

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2012

<u>Via E-mail</u>
Philip D. Beck
Chief Executive Officer and President
Planet Payment, Inc.
670 Long Beach Blvd.
Long Beach, New York 11561

> **Re:** **Planet Payment, Inc.**
> **Registration Statement on Form 10**
> **Filed October 11, 2012**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed October 25, 2012**
> **File No. 001-35699**

Dear Mr. Beck:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please note that references to page numbers in this comment letter correspond to the pagination that appears in Amendment No. 1 to your Registration Statement on Form 10.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4. Security Ownership of Certain Beneficial Owners and Management, page 73</u>

1. Please revise to provide the information under this heading as of the most recent practicable date. See Item 403 of Regulation S-K.

<u>Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 101</u>

<u>Securities Authorized for Issuance under Equity Compensation Plans, page 101</u>

2. Please revise your filing under this heading to provide footnote disclosure regarding the additional 5,000,000 shares reserved for issuance under your 2012 equity incentive plan

that will become effective on the day before the date of effectiveness of your registration statement.

Index to Consolidated Financial Statements and Financial Statement Schedule, page F-1

Unaudited Combined Condensed Pro Forma Financial Information, page F-48

3. Reference is made to your disclosure in the second paragraph on page F-48. Please revise to clarify whether the historical financial information of BPS presented in the pro forma combined condensed statements of operations are prepared on a US GAAP basis. If the historical financial information of BPS is not prepared on a US GAAP basis, please revise to present such historical financial information in accordance with US GAAP. In addition, please show us how to reconcile net income of BPS presented in the pro forma combined condensed statement of operations on page F-50 to US GAAP net income disclosed in Note 26 of the audited financial statements of BPS based on the average exchange/spot rate disclosed on page F-48.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director